Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF THE

SERIES D PREFERRED STOCK

OF

HUMBL, INC.

It is hereby certified that:

1. The name of the corporation is HUMBL, Inc. (the “Corporation”).

2. The Certificate of Incorporation of the Corporation designates 22,500,000,000 shares of Common Stock, $0.00001 par value, and 10,000,000 shares as Preferred Stock, $0.00001 par value, 7,000,000 of which have been designated as Series A Preferred Stock, 570,000 of which have been designated as Series B Preferred Stock, and 20,000 of which have been designated as Series C Preferred Stock.

3. The Certificate of Incorporation expressly vests in the Board of Directors of the Corporation the authority to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series.

4. The Board of Directors of the Corporation, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series D issue of Preferred Stock:

RESOLVED, that the Board of Directors hereby fixes and determines the designation of the number of shares and the rights, preferences, privileges, and restrictions relating to the Series D Preferred Stock:

(a) Designation. The series of Preferred Stock created hereby shall be designated the Series D Preferred Stock.

(b) Authorized Shares. The number of shares of Series D Preferred Stock shall be 250,000 shares.

(c) Dividends. The Series D Preferred Stock shall not be entitled to receive any dividend.

(d) Voting Rights. Except as otherwise expressly provided herein or as required by law, the holders of shares of Series D Preferred Stock shall have all voting rights of those of the Corporation’s Common Stock, based on five hundred thousand (500,000) votes of Common Stock for each share of Series D Preferred Stock so held. If the Corporation, at any time while any Series D Preferred Stock is outstanding, (a) subdivides its outstanding shares of Common Stock into a larger number of shares, or (b) combines its outstanding shares of Common Stock in a smaller number of shares, then immediately following such forward or reverse stock split, the voting rights of the Series D Preferred Stock will automatically adjust such that the Series D Preferred will retain the same proportionate voting power as immediately prior to such event.

(e) Conversion Rights. The Series D Preferred Stock shall have no rights to convert into Common Stock.

(f) No Reissuance of Series D Preferred Stock. No shares of Series D Preferred Stock acquired by the Corporation because of redemption, purchase, conversion, or otherwise shall be reissued, and all such acquired shares shall be cancelled, retired, and eliminated from the shares of capital stock which the Corporation shall be authorized to issue.